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Exhibit (a)(5)(C)

FOR IMMEDIATE RELEASE

BOGEN REPORTS THIRD QUARTER AND NINE-MONTH FINANCIAL RESULTS

Domestic Segment Net Income Climbs 42%

        Ramsey, NJ, November 10th, 2003—Bogen Communications International, Inc., (NASDAQ: BOGN) ("Bogen") today announced results for the third quarter and nine months ending September 30th, 2003.

Sales

        Third quarter net sales declined 6.6% to $14,615,000 in 2003 from $15,653,000 in 2002. Separating the results into its Domestic (U.S.) and Foreign (European) segments, Bogen reported that:

  •
  Domestic sales for the third quarter of 2003 were up 5.8% from the third quarter of 2002. The sales improvement was greatest in the Commercial Audio and Pro Audio lines of businesses, which improved 11.0% and 7.2%, respectively. Telco sales for the third quarter of 2003 increased 5.8% compared to the same period last year and Engineered Systems grew 1.6%.

  •
  Foreign third quarter 2003 sales in U.S. dollars declined 34.4% from the third quarter of 2002. In Euros, third quarter sales were down 43.9%. Corporate Voice Processing ("CVP") and Unified Messaging ("UMS") sales both declined from third quarter 2002 revenues.

        Year-to-date 2003 net sales of $40,336,000 decreased 9.8% from the same period in 2002. Domestic segment sales of $30,045,000 were down 6.1% from $32,003,000 in 2002. Foreign segment sales decreased 19.2% to $10,291,000 in 2003 versus $12,738,000 in 2002. In Euros, year-to-date sales declined 32.6% from 2002 to 2003.

Gross Margin

        The Company's consolidated gross margin in the third quarter of 2003 was down $1,463,000 compared to the same period in 2002. The Company's overall gross margin as a percentage of net sales was 40.9% in the third quarter of 2003, down from 47.6% in the third quarter of 2002. The Domestic segment declined from 44.4% last year to 41.9% this year, reflecting fluctuations in product sales mix and an increase in inventory reserves related to a shift in certain production operations. The Foreign segment dropped from 54.7% last year to 37.4% this year. The decline is primarily due to the absorption of fixed costs relative to changes in sales volume, as well as fluctuations in product sales mix between CVP and UMS. UMS products generally have higher gross profit margins than CVP products.

        For the first nine months of 2003, consolidated gross margin as a percentage of net sales was 44.0%, down from last year's 47.3%. U.S. year-to-date margins were 43.0%, down from last year's 43.6%, a result of favorable changes in product line sales mix being offset by increases in inventory reserves. European margins decreased from 56.8% to 46.8%, due to changes in product line sales mix, increased depreciation on fixed assets included in cost of goods sold, and higher statutory inventory reserves.

Operating Expenses

        Consolidated operating expenses totaled $5,972,000 for the third quarter of 2003, a 6.2% decrease from last year's $6,364,000 in operating expenses. As a percentage of sales, operating expenses increased to 40.9% from 40.7%, primarily due to the lower absorption of fixed costs relative to the decreased sales volume being mostly offset by lower depreciation and allowances for doubtful accounts.

  •
  Operating expenses in the U.S. segment totaled $3,557,000, or 31.1% of net sales, in the third quarter this year, versus $3,857,000, or 35.7% of net sales, in the same quarter of 2002.

  •
  In the European segment, operating expenses were $2,415,000, or 76.2% of sales, in the third quarter of 2003, down from $2,507,000, or 51.8% of sales, for the same period in 2002. In Euros, third quarter operating expenses were down 14.7%, to €2,138,000 in 2003 from €2,507,000 in 2002.

        For the first nine months of 2003, operating expenses were $18,046,000, down slightly from $18,118,000 in the comparable period last year. U.S. segment operating expenses for the first half were $10,529,000, down 5.8% from last year's $11,174,000. For Europe, operating expenses totaled $7,517,000, an 8.2% increase from the $6,944,000 incurred in the first nine months of 2002. In Euros, operating expenses were €6,766,000 for the first nine months of 2003, down almost 10% from the €7,495,000 in the same period in 2002.

Income

        The Company's consolidated net income for the third quarter of 2003 was $306,000, or $0.06 per diluted share. In the same period in 2002, the Company had net income of $665,000 or $0.10 per diluted share.

  •
  The Domestic segment posted an operating profit of $1,239,000 for 2003's third quarter, up 31.3% from $944,000 in the same period last year. Income before income taxes and net income for 2003's third quarter were $1,262,000 and $757,000, respectively. The comparable numbers for the third quarter of 2002 were $953,000 and $534,000, respectively.

  •
  The Foreign segment had an operating loss of $1,228,000 for the third quarter of 2003 versus operating income of $138,000 for the third quarter of 2002. The segment posted a 2003 loss before income taxes of $1,230,000 and $451,000 net loss. The comparative numbers for the same period of 2002 are income before income taxes and net income of $130,000 and $131,000, respectively. In Euros, the segment had operating and pre-tax losses of €1,095,000 and €1,097,000, respectively, in the third quarter of 2003 compared to operating and pre-tax profits of €145,000 and €133,000, respectively, in the prior year's third quarter. The strengthening of the Euro versus the U.S. dollar from the third quarter of 2002 to the current quarter approximated 17% and has negatively impacted the European segment results on a U.S. dollar basis.

        The Company's consolidated results were net income of $42,000 for the first nine months of 2003 compared to net income of $2,008,000 for the same period in 2002.

Comments by Michael P. Fleischer

        Bogen's Michael P. Fleischer observed, "Bogen's domestic operations turned in another strong performance this quarter, with every part of the business showing top line growth versus the third quarter of last year. This revenue growth, combined with continued close management of our cost structure, helped the U.S. business post a significant improvement in profits over the comparable period last year."

Comments by Jonathan Guss

        Bogen's President and Chief Executive Officer, Jonathan Guss, added, "Performance during the quarter in Europe was disappointing, most critically driven by the lack of any significant orders in Speech Design's UMS business. As discussed before, the economics of Speech Design Carrier Systems are a function of few, large orders; in quarters where no such orders are shipped, little revenue is recognized to offset the fixed costs of operating the business. At this point we believe several large orders will be shipped by the end of December, making the UMS business significantly more profitable in the fourth quarter than in the third. The CVP business was also weak in the third quarter of this year, with continued depressed shipments of new switches reducing demand for Speech Design peripherals. In response to this economic environment, Speech Design plans to implement a restructuring before the end of the year, resulting in annualized cost reductions in excess of €500,000.

        "Two items cited in other news releases are worth mentioning here: effective today, Bogen is commencing the self-tender for two million shares, that was announced November 3, 2003. As with previous share repurchases by the Company, we believe this step will offer liquidity to stockholders seeking an exit at a fair price, while creating value for those stockholders who elect to retain their shares in Bogen. At the same time, Bogen announced its intention to terminate the registration of the Company's stock under the Securities Exchange Act of 1934. This step reflects the hard fact that for many small companies, and certainly for Bogen, the advantages of such registration are now outweighed by the costs.

        "Finally, effective immediately Michael Fleischer will be taking a leave of absence from the Company, expected to last six to twelve months. I will assume the title of Bogen's President until he rejoins the Company. Michael will be working for the U.S. Department of Defense. All of us here at Bogen wish Michael well on his leave, and look forward to his return."

About Bogen

        Bogen Communications International, Inc., based in Ramsey, New Jersey, and Germering, Germany, develops, manufactures, and markets telecommunications peripherals, sound processing equipment, and Unified Messaging products and services. Bogen's products are sold to commercial, industrial, professional and institutional customers worldwide.

Conference Call

        Bogen's management also plans to host a conference call at 12:00 P.M. Eastern Time on Monday, November 10th, 2003, to discuss third quarter results. This conference call will be distributed over www.vcall.com. Listeners may also visit the Company's website: www.bogen.com at the Company Info section, to access the conference call. To listen to the live call, please go to either of these websites at least 15 minutes ahead of time to register, download, and install any necessary audio software. If you are unable to listen at that time, the conference call will be archived and can be accessed for approximately 30 days at the websites.

Cautionary Factors that Could Affect Forward-Looking Statements

        Except for historical information contained herein, the statements made in this release constitute forward-looking statements that involve certain risks and uncertainties. Actual results may differ materially from these forward-looking statements. Among the factors that could cause actual results to differ materially are the following: competitive factors, including the fact that the Company's competitors are highly focused and may have greater resources and/or name recognition than the Company; continued stagnation in the U.S. and European economies; changes in technology and the Company's ability to develop or acquire new or improved products and/or modify and upgrade its existing products; changes in labor, equipment and capital costs; changes in access to suppliers and sub-contractors; currency fluctuations in the U.S. dollar and Euro; changes in United States and foreign regulations affecting the Company's business; future acquisitions or strategic partnerships; implementation or termination of strategic initiatives or transactions; availability of sufficient capital to finance potential acquisitions on terms satisfactory to the Company; general business and economic conditions; political instability in certain regions; employee turnover; issues relating to the Company's information technology infrastructure, stability, and performance; the Company's ability to effectively implement its planned restructuring at Speech Design by the end of the year and to recognize cost savings in ensuing years thereto; the ability of the Company to recognize profits from anticipated UMS shipments in the fourth quarter; and other factors set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, (the "Annual Report") and Form 10-Q for the quarter ended September 30, 2003, (the "Third Quarter Form 10-Q") including, without limitations, under the heading entitled "Risk Factors" contained in Item 7 of the Annual Report and Item 2 of the Third Quarter Form 10-Q, potential withdrawal liability under an employee benefit plan described in Item 2 of the Third Quarter Form 10-Q, and as otherwise described from time to time in the Company's reports filed with the Securities and Exchange Commission. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which are made pursuant to the Private Litigation Reform Act of 1995 and, as such, speak only as of the date made. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        Shareholders and investors should read carefully the Offer to Purchase and related materials when they are available because they contain important information. Shareholders and investors may obtain a free copy (when available) of the Offer to Purchase and other documents that will be filed by Bogen with the SEC at the SEC's web site at www.sec.gov or from the Information Agent, MacKenzie Partners, Inc. at (212) 929-5500. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

Contact:
Maureen A. Flotard, CFO and VP-Finance
(201) 934-8500
 www.bogen.com

(tables follow)

BOGEN COMMUNICATIONS INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of Dollars, Except Per Share Amounts)

	Three Months Ended		Nine Months Ended
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net sales	$14,615	$15,653	$40,336	$44,741
Gross profit	5,983	7,446	17,729	21,182
Income (loss) from operations	11	1,082	(317)	3,064
Income (loss) before income taxes	32	1,083	(270)	3,263
Net income	306	665	42	2,008
Net income per common share—Diluted	$0.06	$0.10	$0.01	$0.24

BOGEN COMMUNICATIONS INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands of Dollars)

	September 30, 2003	December 31, 2002
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,717	$5,379
Trade receivables, net	5,936	5,787
Inventories	9,134	10,712
Other current assets	4,969	4,255

TOTAL CURRENT ASSETS	24,756	26,133
Equipment and leasehold improvements, net	2,871	3,152
Goodwill and intangible assets, net	15,896	16,178
Other assets	1,377	470

TOTAL ASSETS	$44,900	$45,933

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities	$8,736	$10,980
Long-term liabilities	367	379
Stockholder's equity	35,797	34,574

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$44,900	$45,933

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BOGEN REPORTS THIRD QUARTER AND NINE-MONTH FINANCIAL RESULTS
BOGEN COMMUNICATIONS INTERNATIONAL, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (In Thousands of Dollars, Except Per Share Amounts)
BOGEN COMMUNICATIONS INTERNATIONAL, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (In Thousands of Dollars)